Exhibit 3.2.2

AMENDMENT NUMBER TWO TO

BYLAWS

OF

OPTICAL COMMUNICATION PRODUCTS, INC.

a Delaware corporation

This is to certify that I am the duly elected, qualified and acting Secretary of Optical Communication Products, Inc., a Delaware corporation (the “Company”), and that, by action at a meeting of the Company’s Board of Directors held on June 19, 2007, the Bylaws of the Company were amended and restated to add Article X as follows:

ARTICLE X

MERGER AGREEMENT WITH OPLINK COMMUNICATIONS

Section 1.  Merger Agreement.  Reference is made to that certain Agreement and Plan of Merger, dated as of June 19, 2007 (the “Agreement”) by and among the corporation, Oplink Communications, Inc., a Delaware corporation (“Parent”), and Oplink Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).  Capitalized terms used and not otherwise defined in this Article X shall have their respective meanings as set forth in the Agreement.  Reference is also made to the special committee of disinterested directors of the corporation (the “Special Committee”) comprised of Hobart Birmingham, Stewart Personick, and David Warnes (the “Special Committee Directors”).

Section 2.  Special Committee Delegation.  From the effective date of this Article X until the Effective Time, the power of the Board of Directors to take the following actions is, to the fullest extent permitted by law, delegated to the Special Committee in addition to all powers previously delegated: (i) authorize the taking of any action on behalf of the corporation in connection with the Agreement, including, without limitation, action (A) to amend, terminate or enforce the Agreement; (B) to authorize any extension of time for the performance of any of the obligations or other acts of Parent or Merger Sub; (C) to waive the compliance with any covenant by Parent or Merger Sub or any condition to any obligation of the corporation or waive any right of the corporation under the Agreement; and (D) to authorize a Change of Recommendation; (ii) approve and pay all transaction expenses incurred by the corporation or the Special Committee in connection with the Agreement and the transactions contemplated thereby; or (iii) to fill any vacancies on the Special Committee.

Section 3.  Supermajority Approval.  Notwithstanding any other provision of these Bylaws, from the effective date of this Article X until the Effective Time, the Board of Directors of the corporation shall not, without the approval of at least eight directors: (i) authorize the taking of any action on behalf of the corporation in connection with the Agreement, including, without limitation, action (A) to amend, terminate or enforce the Agreement; (B) to authorize any extension of time for the performance of any of the obligations or other acts of Parent or Merger Sub; (C) to waive the compliance with any covenant by Parent or Merger Sub or any condition to any obligation of the corporation or waive any right of the corporation under the Agreement; (D) to authorize a Change of Recommendation; (ii) authorize any action inconsistent with or in contravention of the Agreement, or any of the transactions contemplated thereby; (iii) change or remove any of the current or future financial and legal advisors to the Special Committee or the corporation or retain any new legal counsel for the corporation; (iv) change or remove any member of corporation’s senior management team, including but not limited to the Chief Executive Officer, the Chief Financial Officer, the Controller, L.C. Chiu, David Jenkins, Jacob Tarn or Terry Basehore; (v) terminate or change the composition of, or terminate the existence of the following committees of the Board of Directors:  the Special Committee, the audit committee, the compensation committee and the special stock option committee (provided that any action by the compensation committee or the special stock option committee shall be subject to further approval by the Board of Directors); (vi) amend, or propose to adopt amendments inconsistent or in contravention with, the charter documents of any committee to the Board of Directors; (vii) change or remove the corporation’s auditors; (viii) change the composition of the Special Committee or the number of directors of the corporation; (ix) amend or repeal this Article X of the Bylaws, (x) change the date, time or place for the Stockholders’ Meeting or authorize or approve any adjournment of such meeting, or (xi) create, authorize or otherwise empower any new committee of the Board of Directors.  The requirement of a supermajority vote for certain actions is not intended to limit the power of the Special Committee to take those actions to the extent that the power has been delegated to the Special Committee.

Section 4.  Amendment.  Notwithstanding Article IX or anything else in these Bylaws to the contrary, neither Section 2 of Article III of these Bylaws nor this Article X may be repealed or amended by stockholders without the approval of the holders of at 80% of the outstanding shares of stock of the corporation.

Section 5.  Termination.  Notwithstanding Article IX or anything else in these Bylaws to the contrary, the provisions of this Article X shall terminate and be of no further force and effect upon the earliest to occur of (i) termination of the Agreement in accordance with its terms and (ii) the Effective Time.

IN WITNESS WHEREOF, I have hereunto set my hand as of June 19, 2007.

By:	/s/ Frederic T. Boyer
Frederic T. Boyer
Senior Vice President, Chief Financial
Officer and Secretary